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Exhibit 7(e)
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                    [LETTERHEAD OF NOLL LAW OFFICE]


January 7, 1998

Mr. Thomas A. Black
Chairman of the Board
Illini Corporation
Box 440
103 East 4th Street
Stonington, Illinois 62567

Subject:    Illini Corporation "Poison Pill" Plan

Reference:  30-432

Dear Mr. Black:

The undersigned has been retained to represent Mrs. Ida R. Noll in connection with her ownership of shares of common stock of Illini Corporation. In this capacity, we have had an opportunity to analyze the Rights Agreement which was adopted by the Board of Directors of Illini Corporation on June 20, 1997.

We are aware that many public companies have implemented shareholder right plans similar to Illini's plan. We are also mindful of the fact that such plans have, on occasion, withstood judicial challenges of their legality. However, we nevertheless believe that the subject plan, as adopted by Illini Corporation in these particular facts and circumstances, is illegal and unenforceable.

My review has led me to conclude that the subject Rights Plan places an undue and impermissible restriction on the alienability of Illini common stock and is not in the best interests of shareholders.

Our client, Mrs. Noll, as well as other similarly situated shareholders, would be subjected to extreme dilution of her ownership interest should this Rights Plan be triggered by her. We must question whether the Board of Directors of Illini Corporation was fully advised of and understood the terms and provisions of this Rights Plan, given the harshness of its potential consequences. Moreover, it appears to me that this plan is readily distinguishable from those of most public companies in that upon adoption it was targeted not at some possible, future theoretical threat to the



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Thomas A. Black
January 7, 1998
Page 2
30-432


company's interests, but instead was aimed specifically at my client (and perhaps other existing holders of large blocks of Illini common stock).

While we can appreciate the legitimate interests served by a corporation's adoption of defensive measures to protect against potential hostile and coercive takeover threats, you should be advised that even these measures
must be reasonable in relation to the possible threat posed.   Illini
Corporation's Rights Plan is anything but reasonable in relation to the perceived threat. This plan wholly fails to balance the severely punitive nature of its effects with the benign nature of the "threat" which could be present in the particular circumstances causing it to be triggered. As a result, the subject Rights Plan, as drafted, is an unreasonable restriction on my client's property rights and is therefore illegal and unenforceable.

Based upon the foregoing, we hereby demand that the Board of Directors of Illini Corporation immediately terminate the Rights Plan so as to remove any cloud on the transferability of Illini Corporation common stock.

Very truly yours,


/s/ Dale A. Schempp
Dale A. Schempp

DAS:n

cc. Mrs. Ida R. Noll